Exhibit 99.1

News Release

August 19, 2015

Foamix Reports Second Quarter 2015 Financial Results and Provides Business Update

Conference Call and Webcast on Thursday, August 20, 2015 at 8:00am Eastern / 5:00am Pacific

Rehovot, Israel August 19, 2015 – Foamix Pharmaceuticals Ltd. (NASDAQ: FOMX) (“Foamix Pharmaceuticals”), a clinical stage specialty pharmaceutical company focused on developing and commercializing proprietary topical foams to address unmet needs in dermatology, announces financial results for the three and six months ended June 30, 2015.

Financial highlights for the second quarter, ended June 30, 2015:

•
Total revenues were $109,000 compared with $598,000 for the three months ended June 30, 2014. The reduction was due to completion of certain development projects for our licensees that generated development fees during 2014, and which resulting products are now in clinical trial phases or pending commercialization and therefore are not generating development fees at this time.

•
Research and development expenses were $2.8 million, compared with $353,000 in the three months ended June 30, 2014. The increase in research and development expenses was related to our efforts and preparation towards the launch of the clinical trials for FMX101, our lead product candidate for treatment of moderate-to-severe acne, and FMX103, our lead product candidate for treatment of papulopustular rosacea.

•	Selling, general and administrative expenses were $2.0 million, compared with $409,000 in the three months ended June 30, 2014.

•	Total operating expenses were $4.8 million, compared with $762,000 in the three months ended June 30, 2014.

•
Net loss in the second quarter was $4.6 million or $0.18 per share, basic and diluted, compared with a loss of $3.4 million or $0.30 per share, basic and diluted, for the three months ended June 30, 2014.

•	Cash, cash equivalents and short and long-term investments at June 30, 2015 totaled $110.8 million, compared with approximately $50 million at December 31, 2014.

•
On April 20, 2015 we completed a successful follow-on public offering at a price per share of $9.30, raising $69 million including the exercise of the underwriters’ option to purchase an additional 967,741 shares. Net proceeds, after expenses and underwriter fees, totaled $64.2 million.

Financial highlights for the six months ended June 30, 2015:

•	Revenues were $557,000 compared with $2.0 million for the six months ended June 30, 2014.

•	Research and development expenses were $4.9 million compared with $702,000 in the six months ended June 30, 2014.

•	Operating expenses totaled $8.3 million compared with $1.6 million in the six months ended June 30, 2014.

•	Operating loss was $7.8 million compared with an operating income of $144,000 in the six months ended June 30, 2014.

•	Net loss was $7.7 million or $0.30 per basic and diluted share compared with $3.5 million or $0.30 per basic and diluted share for the six months ended June 30, 2014.

Clinical, business and corporate developments for the period December 31, 2014 to date:

•	Clinical supplies for the Phase I Bridging/Maximal Use (MUSE) trial for FMX101 have been manufactured and shipped to the U.S. The trial is expected to commence in early September.

•	We maintain our expectation to initiate our Phase III clinical trials for FMX101 in moderate to severe acne in early 2016, and complete Phase III in 2017.

•
A clinical trial application (CTA) was submitted to BfArM (Federal Institute for Drugs and Medical Devices in Germany) to conduct a Phase II trial in Germany for FMX103 in rosacea. Clinical supplies have been produced and we expect to initiate the trial later this year.

•
We completed enrollment of patients for our Phase II trial with FDX104, our novel topical foam formulation of doxycycline for treatment of chemotherapy-induced rash in cancer patients taking epidermal growth factor receptor inhibitors (EGFRI) such as Erbitux® and Vectibix®.  We expect to present top line results from the trial in the fourth quarter.

•
An end-of-Phase II meeting with the U.S. Food and Drug Administration (FDA) regarding the clinical development plan for FMX102, our minocycline foam product for the treatment of impetigo, has been scheduled for mid-October.

•
On July 31, 2015, Bayer Healthcare announced that it had received FDA approval for Finacea® Foam (azelaic acid 15%), a prescription foam product which was developed by Foamix in collaboration with Bayer. This is the first prescription product developed using our proprietary technology to be FDA-approved for sale in the U.S.  According to our license agreement with Bayer, we are entitled to royalties and certain milestone payments upon commercialization of Finacea Foam.

•	We continue to advance our intellectual property estate. As of July 31, 2015, we have over 120 granted patents worldwide, including 41 granted patents in the United States.

Management Overview

We had a productive first half of 2015 and achieved a number of important milestones in advancing our pipeline of novel foam-based product candidates for various dermatological conditions.  We also strengthened our balance sheet through a successful follow-on public offering which generated net proceeds of $64.2 million.

In June 2015 we provided an updated estimated schedule for the clinical trials of our lead product candidate FMX101, our proprietary minocycline foam product for the treatment of moderate-to-severe acne vulgaris. We have successfully manufactured and shipped to the U.S. the clinical supplies required for the Phase I bridging trial that we expect to commence in September.  Based on our on-going progress, we maintain our expectation to initiate our Phase III clinical trials for FMX101 in early 2016, and complete Phase III in 2017.

FMX101 has the potential to be the first clinically viable topical formulation of minocycline. Foamix is pursuing approval for FMX101 in the U.S. under the abbreviated 505(b)(2) pathway.

For FMX103, we recently submitted a clinical trial application (CTA) to the German clinical and regulatory authorities for final review and approval to conduct a Phase II trial in rosacea.  Clinical supplies for the trial have been produced and shipped, and we expect to initiate the trial later this year.

Rosacea is a chronic skin disorder, characterized by facial redness and inflammatory lesions, afflicting about 16 million people in the U.S. alone. The most common treatments for rosacea are oral minocycline and doxycycline, such as Oracea. Based on our clinical data for acne and the dermatological similarities between rosacea lesions and inflammatory acne lesions, we expect FMX103 to be a safe and effective treatment for rosacea.

With respect to the clinical development plan for FMX102, our minocycline foam product for the treatment of impetigo, an end-of-Phase II meeting with the FDA has been scheduled for mid-October. Based on the FDA’s guidance, we intend to continue our development of FMX102.

With respect to FDX104, we are currently conducting a Phase II clinical trial on a multi-center, vehicle controlled, double-blind basis to evaluate the safety, tolerability and efficacy of this product. We have completed enrollment of patients for this trial and we expect to present top line results from the trial in the fourth quarter.

In addition to our internal drug development pipeline, Foamix has licensed various forms of its patented foam to Bayer Healthcare, Merz, Actavis, Round Table Group and Arkin Dermatology, which are in various stages of development. Our license agreements with these licensees entitle us to various development fees, milestone payments and royalties upon commercialization. While most of our collaborations are progressing well through their development stages, the license agreement with Arkin Dermatology has recently been terminated as a result of organizational changes at Arkin.

On July 31, 2015, Bayer Healthcare announced that it had received FDA approval for Finacea® Foam (azelaic acid 15%), a prescription foam product topical treatment of the inflammatory papules and pustules of mild to moderate rosacea. which was developed by Foamix in collaboration with Bayer. This is the first prescription product developed using our proprietary technology to be FDA-approved for sale in the U.S.  According to our license agreement with Bayer, we are entitled to royalties and certain milestone payments upon commercialization of Finacea Foam.

Second Quarter Financial Results

Revenues
Total revenues for the three months ended June 30, 2015 were $109,000 compared with $598,000 for the three months ended June 30, 2014. The reduction was due to completion of certain development projects for our licensees that generated development fees during 2014, and which resulting products are now in clinical trial phases or pending commercialization and therefore are not generating development fees at this time.

Operating Expenses
Our operating expenses for the three months ended June 30, 2015 and 2014 were as follows:

	Three months ended June 30,
	2015	2014
	(in thousands)
Research and development	$2,795	$353
Selling, general and administrative	2,023	409
Total operating expenses	$4,818	$762

Research and Development Expenses
Research and development expenses increased by $2.4 million, or 692%, from $353,000 in the three months ended June 30, 2014 to $2.8 million in the three months ended June 30, 2015. The increase in research and development expenses resulted primarily from an increase of $1.2 million in costs relating to the preparation of the FMX101 and FMX103 clinical trials and the ongoing expenses of the FDX104 clinical trial; an increase of $142,000 in advisers and consultant expenses and an increase of $986,000 in payroll and related expenses due to an increase in the number of R&D employees and an increase in their payroll and related expenses (including bonus and stock based compensation).

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $1.6 million, or 395%, from $409,000 in the three months ended June 30, 2014 to $2.0 million in the three months ended June 30, 2015. The increase in selling, general and administrative expenses resulted primarily from an increase of $875,000 in payroll and related expenses, an increase of $69,000 in investor relations expenses, an increase of $149,000 in expenses related to directors’ compensation and an increase of $315,000 in legal, patent and trademark expenses.

Finance Expenses, net
For the three months ended June 30, 2015 we recorded financial income of $83,000 as opposed to financial expenses of $3.1 million recorded for the three months ended June 30, 2014. The financial income in the three months ended June 30, 2015 was due mostly to interest and financial gains from our cash investments, whereas the financial expenses in the three months ended June 30, 2014 were due mostly to non-cash financial expenses from a change in the fair value of warrants and convertible loans.

Net Loss
For the three months ended June 30, 2015 we reported a loss of $4.6 million or $0.18 per share, basic and diluted, compared with a loss of $3.4 million or $0.30 per share, basic and diluted, for the three months ended June 30, 2014.

Six month Financial Results

Revenues
Total revenues for the six months ended June 30, 2015 were $557,000 compared with $2.0 million for the six months ended June 30, 2014. The reduction was due to completion of certain development projects for our licensees that generated development fees during 2014, and which resulting products are now in clinical trial phases or pending commercialization and therefore are not generating development fees at this time.

Operating Expenses
Our operating expenses for the six months ended June 30, 2015 and 2014 were as follows:

	Six months ended June 30,
	2015	2014
	(in thousands)
Research and development	$4,915	$702
Selling, general and administrative	3,395	867
Total operating expenses	$8,310	$1,569

Research and Development Expenses
Research and development expenses increased by $4.2 million, or 600%, from $702,000 in the six months ended June 30, 2014 to $4.9 million in the six months ended June 30, 2015. The increase in research and development expenses resulted primarily from an increase of $2.4 million in costs relating to the preparation of the FMX101 and FMX103 clinical trials and the ongoing expenses of the FDX104 clinical trial; an increase of $257,000 in advisers and consultant expenses and an increase of $1.4 million in payroll and related expenses due to an increase in the number of R&D employees and an increase in their payroll and related expenses (including bonus and stock based compensation).

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased by $2.5 million, or 292%, from $867,000 in the six months ended June 30, 2014 to $3.4 million in the six months ended June 30, 2015. The increase in selling, general and administrative expenses resulted primarily from an increase of $1.3 million in payroll and related expenses, an increase of $173,000 in investor relations expenses; an increase of $317,000 in expenses related to directors’ compensation and an increase of $346,000 in legal, patent and trademark expenses.

Finance Expenses, net
For the six months ended June 30, 2015 we recorded financial income of $66,000, as opposed to financial expenses of $3.6 million recorded for the six months ended June 30, 2014. The financial income in the six months ended June 30, 2015 was due mostly to interest and financial gains from our cash investments, whereas the financial expenses in the six months ended June 30, 2014 were due mostly to non-cash financial expenses from a change in the fair value of warrants and convertible loans.

Net Loss
For the six months ended June 30, 2015 we reported a loss of $7.7 million or $0.30 per share, basic and diluted, compared with a loss of $3.5 million or $0.30 per share, basic and diluted, for the six months ended June 30, 2014.

Liquidity and Capital Resources
As of June 30, 2015 we had cash, cash equivalents and short-term and long-term investments of $110.8 million, compared with $50 million as of December 31, 2014. The increase was mostly due to the $64.2 million (net of commissions and expenses) we raised in our follow-on offering, which closed on April 20th, 2015.  During the six months ended June 30, 2015 we used $5.8 million in cash in our operations compared to $570,000 provided by operating activities in the six months ended June 30, 2014.

Conference Call
Our management will host an investment community conference call on August 20, 2015 at 8:00 am Eastern / 5:00 am Pacific 3:00 pm Israel to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing Domestic: 888-417-8533; International: 719-325-2329, Conference ID: 3726501.

Webcast: http://public.viavid.com/player/index.php?id=114278

A replay of the call will be accessible two hours after its completion through August 27, 2015 by dialing Domestic: 877-870-5176; International: 858-384-5517; Passcode: 3726501. The call will also be archived for 90 days at www.streetevents.com and www.foamixpharma.com

About Foamix

We are a clinical-stage specialty pharmaceutical company focused on developing and commercializing its proprietary minocycline foam for the treatment of acne and other skin conditions. Our lead product candidate FMX101 for moderate-to-severe acne is a novel topical foam formulation of the antibiotic minocycline. We also have early-stage stable foam formulations of various drugs for the treatment of common dermatological indications.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions, expectations, forecasts, beliefs or intentions related to financial results, commercial results, timing and results of clinical trials and U.S. FDA and other regulatory agencies authorizations.  Forward-looking statements are based on our current knowledge and our present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors including, but not limited to, unexpected delays, excess costs or unfavorable results of clinical trials, delays or denial in the U.S. FDA approval process, additional competition in the acne market, denial of reimbursement by third party payors or inability to raise additional capital. We discuss many of these risks in greater detail under the heading “Risk Factors” in our most recent Registration Statement on From F-1 (File No. 333-203187) declared effective on April 14, 2015, and elsewhere in the Registration Statement. Although we believe these forward-looking statements are reasonable, they speak only as of the date of this announcement and Foamix undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law. Given these risks and uncertainties, you should not rely upon forward-looking statements as predictions of future events.

Erbitux® is a registered trademark of Eli Lilly and Company. Vectibix® is a registered trademark of Amgen Inc. Finacea® is a regrested trademark of Bayer Healthcare.

Contact:	U.S. Investor Relations
Dorit Hayon, BD Manager	Michael Rice
Foamix Pharmaceuticals Ltd.	LifeSci Advisors, LLC
+972-8-9316233	646-597-6979
ir@foamixpharma.com	mrice@lifesciadvisors.com

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	June 30,	December 31,
	2015	2014
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$34,956	$43,008
Short term bank deposits	13,075	-
Investment in available for sale marketable securities	17,624	6,958
Accounts receivable:
Trade	135	495
Other	598	430
T O T A L CURRENT ASSETS	66,388	50,891

NON-CURRENT ASSETS:
Restricted investment in available for sale marketable securities	796	104
Investment in available for sale marketable securities	29,355	-
Investment in long term bank deposits	15,030	-
Property and equipment, net	320	248
Other	36	34
T O T A L NON-CURRENT ASSETS	45,537	386

T O T A L ASSETS	$111,925	$51,277

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	June 30,	December 31,
	2015	2014
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Current maturities of bank borrowing	$32	$31
Accounts payable and accruals:
Trade	679	626
Deferred revenues	-	35
Other	1,663	968
Loan from the BIRD foundation	477	474
T O T A L CURRENT LIABILITIES	2,851	2,134

LONG-TERM LIABILITIES:
Bank borrowing	36	51
Liability for employee rights upon retirement	359	330
T O T A L LONG-TERM LIABILITIES	395	381
T O T A L LIABILITIES	3,246	2,515

SHAREHOLDERS' EQUITY:
Ordinary Shares, NIS 0.16 par value - authorized: 50,000,000 Ordinary Shares as of June 30, 2015 and December 31, 2014; issued and outstanding: 30,542,771 and 22,443,934 Ordinary Shares as of June 30, 2015 and December 31, 2014 respectively	1,280	954
Additional paid-in capital	144,780	77,600
Accumulated deficit	(37,445)	(29,713)
Accumulated other comprehensive income (loss)	64	(79)
T O T A L SHAREHOLDERS' EQUITY	108,679	48,762
T O T A L LIABILITIES AND SHAREHOLDERS’ EQUITY	$111,925	$51,277

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)
(Unaudited)

	Six months ended June 30,		Three months ended June 30,
	2015	2014	2015	2014
REVENUES	$557	$2,006	$109	$598
COST OF REVENUES	36	293	13	137
GROSS PROFIT	521	1,713	96	461
OPERATING EXPENSES:
Research and development	4,915	702	2,795	353
Selling, general and administrative	3,395	867	2,023	409
TOTAL OPERATING EXPENSES	8,310	1,569	4,818	762
OPERATING LOSS (INCOME)	7,789	(144)	4,722	301
FINANCE EXPENSES (INCOME), net	(66)	3,617	(83)	3,131
INCOME TAX	9	-	8	-
NET LOSS FOR THE PERIOD	$7,732	$3,473	$4,647	$3,432

LOSS PER SHARE BASIC AND DILUTED	$0.30	$0.30	$0.18	$0.30

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE IN THOUSANDS	25,837	11,408	25,917	11,408

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30,		Three months ended June 30,
	2015	2014	2015	2014
NET LOSS	$7,732	$3,473	$4,647	$3,432
OTHER COMPREHENSIVE INCOME:
Net unrealized gains from marketable securities	(18)	(41)	-	(33)
Gains (losses) on marketable securities reclassified into net loss	(67)	11	-	2
Net unrealized gain on derivative financial instruments	(58)	-	(73)	-
T O T A L OTHER COMPREHENSIVE INCOME	(143)	(30)	(73)	(31)
T O T A L COMPREHENSIVE LOSS	$7,589	$3,443	$4,574	$3,401

FOAMIX PHARMACEUTICALS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
(Unaudited)

	Six months ended June 30,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$7,732	$3,473
Adjustments required to reconcile loss to net cash provided by (used in) operating activities:
Depreciation and amortization	77	12
Changes in trading marketable securities, net	-	561
Loss (gain) from marketable securities, net	67	(11)
Changes in accrued liability for employee severance benefits, net of retirement fund profit	28	55
Share-based compensation	859	144
Non cash finance expenses (income), net	(43)	3,574
Changes in operating asset and liabilities:
Decrease in trade and other receivable	192	3
Decrease (increase) in other non-current assets	(1)	3
Increase (decrease) in accounts payable and accruals	771	(298)
Net cash provided by (used in) operating activities	(5,782)	570
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(149)	(89)
Amounts funded in respect of employee rights upon retirement	-	(36)
Investment in bank deposits	(28,025)	-
Purchase of available for sale marketable securities	(46,762)	(9,108)
Proceeds from sale of available for sale marketable securities	6,028	215
Net cash used in investing activities	(68,908)	(9,018)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Preferred A shares, net of issuance costs	-	8,157
Proceeds from issuance of ordinary shares through a public offering, net of issuance costs	64,202	-
Proceeds from exercise of warrants	2,130	-
Proceeds from exercise of options	315	-
Long-term bank borrowings	-	55
Payments in respect of bank borrowings	(16)	-
Net cash provided by financing activities	66,631	8,212
DECREASE IN CASH AND CASH EQUIVALENTS	(8,059)	(236)
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	7	49
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	43,008	1,747
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	34,956	1,560
SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS
Conversion of Preferred A shares into Ordinary Shares	-	8,069
Cashless exercise of warrants	4	-